Timothy J. Corbett

Partner

+44.20.3201.5690

timothy.corbett@morganlewis.com

15 May 2017

Securities and Exchange Commission
Division of Corporation Finance
Attention:  Johnny Gharib
100 F Street, N.E.
Washington, D.C.  20549

Re:                             uniQure N.V.
Registration Statement on Form S-3
Filed March 15, 2017

File No. 333-216701

Ladies and Gentlemen:

On behalf of uniQure N.V. (“uniQure” or the “Company”), we are responding to the comments contained in your letter dated March 28, 2017 to Matthew Kapusta, Chief Executive Officer of the Company.

We are concurrently filing Amendment Number 1 to the Company’s Registration Statement on Form S-3 (“Amendment Number 1”). Amendment Number 1 reflects responses to your comments, as indicated below.  It also includes revisions to incorporate the Company’s quarterly report on Form 10-Q for the period ended March 31, 2017.

The responses contained below are based upon information provided to us by the Company.  The responses are keyed to the numbering of the comments in your letter.  Page numbers in the comments refer to the pages of the initial submission; page numbers in the responses refer to the pages of Amendment Number 1.

Form S-3 filed March 15, 2017 (the “Original Filing”)

Selling Shareholders, page 22

1.              Your disclosure indicates that the ordinary shares to be sold by the selling shareholders pursuant to this prospectus were or will be issued to them in exempt transactions. It is not clear, however, whether each initial offering transaction in which the selling shareholders purchased their securities has been completed and whether the ordinary shares have been issued and are outstanding. Please revise your disclosure to describe more specifically each initial offering transaction in which the securities were sold to the selling shareholders. Refer to Rule 430B(b)(2) and Instruction II.G of Form S-3. Also,

Morgan, Lewis & Bockius UK LLP

Condor House
5-10 St. Paul’s Churchyard
London EC4M 8AL	+44.20.3201.5000
United Kingdom	+44.20.3201.5001

Morgan, Lewis & Bockius UK LLP is a limited liability partnership registered in England and Wales under number OC378797 with its registered office at Condor House, 5-10 St. Paul’s Churchyard, London EC4M 8AL and is a law firm authorised and regulated by the Solicitors Regulation Authority, whose rules can be accessed at rules.sra.org.uk. Our SRA authorisation number is 615176. We use the word “partner” to refer to a member of the LLP. A list of the members of Morgan, Lewis & Bockius UK LLP is available for inspection at the above address. Further information about Morgan Lewis can be found on www.morganlewis.com.

revise the fee table and prospectus to include the number of resale shares and allocate the filing fee between the primary and resale offerings. For additional guidance, refer to Compliance and Disclosure Interpretations, Securities Act rules, Questions 228.03 and 228.04

Response:

The Company has decided not to include selling shareholder shares in the registration statement and has revised Amendment Number 1 accordingly.

Incorporation of Certain Information by Reference, page 26

2.              We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2016 and that your Form 10-K incorporates Part III information by reference to your proxy statement which has yet to be filed. Please be advised that we cannot accelerate the effective date of your registration statement until you file the information required by Part III of Form 10-K in either your definitive proxy statement or an amended Form 10-K.

Response:

The Company notes the Staff’s comment. The Company filed the information required by Part III of Form 10-K in its definitive proxy statement dated May 1, 2017.

Index to Exhibits, page 33

3.              Please file your forms of indenture in a pre-effective amendment.

Response:

The Company has filed a form of senior indenture as exhibit 4.1, a form of subordinated indenture as exhibit 4.2 and a form of convertible indenture as exhibit 4.3 to Amendment Number 1.

*****

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding this confidential submission or response letter, please contact either the undersigned at the telephone number or email address indicated above, or Robert Coniglio of this firm at +44(0)20.3201.5417 or robert.coniglio@morganlewis.com.

Very truly yours,

/S/ TIMOTHY J. CORBETT

Timothy J. Corbett

cc:                                Securities and Exchange Commission:

Joseph McCann

uniQure N.V.:

Matthew Kapusta, Chief Executive Officer

Maiken Keson-Brookes, General Counsel